Exhibit 99.1

News Release
For Immediate Release

Eurand to be Acquired by Axcan for $12.00 Per Share in Cash

AMSTERDAM, THE NETHERLANDS, and BRIDGEWATER, N.J. December 1, 2010 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, and Axcan Holdings, Inc., a leading pharmaceutical company focused on the treatment of gastrointestinal disorders, today announced that they have entered into a definitive agreement under which Axcan will acquire all the outstanding shares of Eurand for $12.00 per share in cash. The fully diluted equity value of the transaction is approximately $583 million. Under the terms of the agreement, it is anticipated that a wholly-owned subsidiary of Axcan will shortly commence a tender offer for all of the outstanding shares of Eurand.

The Independent Directors of Eurand, composed entirely of non-management, non-majority-shareholder directors, acting on behalf of the Eurand Board, have unanimously approved the acquisition agreement and recommend that Eurand shareholders tender their shares into the offer. The transaction is expected to close in the second quarter of 2011.

Angelo C. Malahias, Chairman of Eurand’s Special Committee consisting of the Independent Directors, said, “After an extended auction process, and in conjunction with its independent financial and legal advisors, the Board of Directors has concluded that this agreement is in the best interests of our shareholders and other stakeholders.”

Gearóid Faherty, Chairman and CEO of Eurand, said, "The last several years have seen Eurand evolve from being a license and development, drug formulation company into a fully integrated, specialty pharmaceutical business with the development and launch of ZENPEP®. I am very proud of the achievements of the Eurand team and this transaction shows the attractiveness of the business that we have created.  I want to thank all of our employees for their hard work and dedication to Eurand over the many years of our development.  It has been my pleasure and privilege to work with these talented people, and I wish them much success in the new organization.”

Mr. Faherty will remain Chairman and CEO of Eurand through the end of 2010.   At that time, John J. Fraher, currently Chief Commercial Officer of Eurand, will become Chief Executive Officer and Mr. Malahias will become Non-Executive Chairman. Mr. Fraher joined Eurand in 1995.  He has broad experience in the specialty pharmaceutical industry.  Mr. Malahias has been Chairman of the Audit Committee of the Eurand Board since 2007 and was formerly President of Andrx Corporation.

Mr. Malahias said, “The Board and I wish to express our sincere gratitude to Gearóid Faherty for his many contributions and years of outstanding service to Eurand. He has done an excellent job building Eurand to where it is today. We appreciate that he has agreed to stay on as Chairman and CEO through the initial portion of the transition period as we work towards our combination with Axcan.”

The combined company will have an enhanced presence in the specialty pharmaceuticals sector and will be led by Frank Verwiel, M.D., President and Chief Executive Officer of Axcan.  Dr. Verwiel said, "We are excited about the significant benefits this transaction delivers to stockholders, employees and customers of both organizations. Through combining the organizations, we look to create a new organization with an enhanced product portfolio, broader geographic reach, a robust research and development pipeline, innovative pharmaceutical development and manufacturing platforms, and a world-class sales force.”

The transaction is subject to a condition that a minimum of 80% of Eurand shares be tendered, as well as receipt of antitrust approval. To reach the 80% threshold, a majority of the shares held by shareholders other than Mr. Faherty and affiliates of Warburg Pincus will be required to be tendered. Affiliates of Warburg Pincus, which own approximately 55% of Eurand’s outstanding shares in the aggregate, and Mr. Faherty, who owns approximately 3.7% of Eurand’s outstanding shares in the aggregate, have entered into agreements pursuant to which they will tender their shares into the offer.

If the initial offering period of the tender offer is successfully completed, Axcan will provide for a subsequent offering period of at least 10 business days to allow shareholders to tender any shares not tendered during the initial offering period.  Holders of Eurand shares not tendered during the offer or the subsequent offering period will receive $12.00 per share in cash, less applicable withholding taxes, for each untendered share, pursuant to a liquidating distribution or another transaction implemented by Eurand.

Axcan has secured committed debt financing from BofA Merrill Lynch, Barclays Capital and RBC Capital Markets.

Jefferies & Company Inc. is acting as financial advisor, NautaDutilh is acting as Dutch legal counsel, and Sullivan & Cromwell LLP is acting as U.S. legal counsel to the independent Special Committee of the Board of Directors of Eurand. Goldman Sachs is acting as financial advisor and Morgan, Lewis & Bockius LLP and NautaDutilh are acting as legal counsel to Eurand N.V.

BofA Merrill Lynch, Barclays Capital, and RBC Capital Markets are acting as financial advisors to Axcan. Ropes & Gray LLP, Baker & McKenzie, Cleary Gottlieb Steen & Hamilton LLP and Blank Rome LLP are acting as legal advisors to Axcan.

Conference Call Information

Eurand will host a conference call today, Wednesday, December 1, 2010, at 9:00 a.m. Eastern Time, 3:00 p.m. Central Europe Time, to discuss this announcement.

To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470.  A replay of the call will be available beginning at 12:00 p.m. ET today until December 31, 2010.  For a replay of the call, U.S. participants dial 1-877-870-5176, international participants dial +1-858-384-5517. The conference ID number is 362128.

A webcast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the webcast, the archived version of the call will be available at the same URL until December 31, 2010.

About Eurand

Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies. Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles and taste-masking/orally disintegrating tablet (ODT) formulations. Eurand is a global company with facilities in the U.S. and Europe. For more information, visit www.Eurand.com.

About Axcan

Axcan Holdings Inc., parent company of Axcan Intermediate Holdings Inc., is a privately-held, leading global specialty pharmaceutical company engaged in gastroenterology with clinical and commercial operations in the United States, the European Union and Canada.  Axcan develops, markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders.

Important Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Eurand ordinary shares described in this press release has not yet commenced. At the time the expected tender offer is commenced, Axcan or a wholly owned subsidiary of Axcan will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Eurand will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Eurand shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement before any decision is made with respect to the tender offer because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Eurand at no expense to them from Axcan by directing a request to Axcan at iadjahi@axcan.com or (450) 536-7696 or from Eurand by directing a request to Eurand at bill.newbould@eurand.com or (267) 759-9335. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

Forward Looking Statement

This release contains forward looking statements, including statements regarding the proposed transaction, its timing and terms and statements regarding the expectations for the combined company.  Forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon the parties’ current expectations and are subject to risks and uncertainties which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results and developments include, successful completion of the proposed transaction on a timely basis, the impact of regulatory reviews on the proposed transaction, the successful tender of the outstanding ordinary shares of Eurand, the obtaining of any required shareholder approvals and the satisfaction of customary conditions, the ability of the buyer to obtain financing for the proposed transaction and to achieve synergies and other anticipated benefits following completion of the proposed transaction, the results, consequences, effects or timing of any inquiry or investigation by any regulatory authority or any legal or administrative proceedings, the successful preparation and implementation of an effective integration plan, and any other risks set forth in the parties’ filings with the Securities and Exchange Commission, including Eurand’s annual report on Form 20-F and periodic reports on Form 6-K and Axcan Intermediate Holdings Inc.’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the Schedule TO and Schedule 14D-9 with respect to the proposed tender offer, when available . Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and, other than as required by applicable law, the parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.

Contacts:

Eurand N.V.

For Investors:

Bill Newbould
Vice President, Investor Relations
+1 267-759-9335
bill.newbould@eurand.com

For Media:

Jeffrey Taufield or Ruth Pachman
Kekst and Company
212-521-4815/4891
jeffrey-taufield@kekst.com or ruth-pachman@kekst.com

Axcan

Isabelle Adjahi
Senior Director, Investor Relations and Communications
450-467-2600 ext. 2000
iadjahi@axcan.com